Exhibit 12
MGM MIRAGE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands)
Earnings
Income from continuing operations before income taxes	$448,837	$338,291	$548,810	$667,085	$977,926
Minority interests in consolidated subsidiaries	3,975	4,057	4,289	4,480	4,749
Earnings from unconsolidated affiliates	(23,269)	(23,885)	(107,360)	(134,132)	(229,295)
Distributed income of unconsolidated affiliates	37,000	38,000	51,500	89,857	212,477
Fixed charges (see below)	335,739	343,339	390,588	670,285	882,501
Capitalized interest	(61,712)	(15,234)	(23,005)	(29,527)	(122,140)

	740,570	684,568	864,822	1,268,048	1,726,218

Fixed Charges
Interest expense, net (1)	274,027	328,105	367,583	640,758	760,361
Capitalized interest	61,712	15,234	23,005	29,527	122,140

	335,739	343,339	390,588	670,285	882,501

Ratio of Earnings to Fixed Charges	2.21x	1.99x	2.21x	1.89x	1.96x

(1)	Interest expense does not include the interest factor of rental expense as these amounts are not material.